Streaming Ultra LLC
Financial Statement
For the Year Ending December 31, 2020
(UNAUDITED)

Table of Contents

Streaming Ultra LLC
Balance Sheet
December 31, 2020

ASSETS	
Current Assets	
Cash and Cash Equivalents	$33.00
Total Current Assets	$33.00
TOTAL ASSETS	**$33.00**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Notes Payable	$50,000.00
Total Current Liabilities	$50,000.00
Total Liabilities	$50,000.00
Equity	
Invested Capital	$69,547.00
Retained Earnings	-$119,514.00
Total Equity	-$49,967.00
TOTAL LIABILITIES & EQUITY	**$33.00**

Streaming Ultra LLC
Statement of Income
December 31, 2020

Revenues	$536.00
Operating Expenses	
Advertising and Marketing	$2,800.00
Bank Fees	$197.00
Conferences	$495.00
Consulting	$5,000.00
Development Costs	$38,496.00
Licenses	$165.00
Meals	$316.00
Printing and Design	$379.00
Professional Fees	$1,601.00
Technology Expense	$7,781.00
Travel Expense	$362.00
Total Operating Expenses	$57,592.00
Net Operating Loss	-$57,056.00

Streaming Ultra LLC

Consolidated Statement of Equity

December 31, 2020

	Additional Paid-In-Capital	Retained Earnings (Accumulated Deficit)	Total
Beginning Balance	15,463.00	-62,458.00	-46,995.00
Contributions	54,084.00	-	54,084.00
Net Income/Loss	-	-57,056.00	-57,056.00
Ending Balance	69,547.00	-119,514.00	-49,967.00

Streaming Ultra LLC
Statement of Cash Flows
December 31, 2020

OPERATING ACTIVITIES	
Net Loss	-$57,056.00
Adjustments to reconcile Net Income to net cash provided by operations:	
Notes Payable	$3,000.00
Net cash provided by Operating Activities	-$54,056.00
FINANCING ACTIVITIES	
Invested Capital	$54,084.00
Net cash provided by Financing Activities	$54,084.00
Net cash increase for period	$28.00
Cash at beginning of period	$5.00
Cash at end of period	**$33.00**

Streaming Ultra LLC

Notes to the Consolidated Financial Statement

Year Ending December 31, 2020

Summary of Business in 2020

Streaming Ultra LLC was formed in April 2019 as a Utah based Limited Liability Company. The company began building its own streaming video platform in the summer of 2019. At the end of March 2020, the company went live with its minimal viable product on the domain Athletes.tv. The company invited a small number of athletes to join the platform. Throughout the entire year, users provided important feedback and suggestions so that improvements were able to be made.

The company did not have any employees on company payroll in 2020. The company founder, Steve Gerritsen, along with co-founder Chris Miller, did not take a salary or any other compensation in 2020. They spent an enormous amount of time throughout the year dedicated to helping further the company's product development and growth. Steve Gerritsen also contributed over $54,000 during the year to help fund the company's development and operations.

Balance Sheet

Notes Payable ($50,000) are from loans the company took from Bryan and Becky Gerritsen. Bryan Gerritsen provided a loan in the amount of $40,000 in December 2019 and Becky Gerritsen provided a loan in the amount of $10,000 (also in December 2019).

Income Statement

The company launched its minimal viable product for Athletes.tv in 2020. There were a small number of athletes who had channels throughout the 2020 year. Given the very early stages of development, the company had minimal revenues in 2020.

Additional Notes

The information from within this Financial Statement are taken from the company records, which have not been audited.